Exhibit 99.3

16 February 2005

Mitchells & Butlers plc

Transaction in Own Shares

Mitchells & Butlers plc announces that on 16 February 2005 it purchased 250,000 of its ordinary shares at a price of 339.5549 pence per ordinary share. 50,000 of these shares will be held as treasury shares and 200,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 200,000 shares and excluding treasury shares) is 517,228,892. Following the above purchase, Mitchells & Butlers plc holds 3,005,148 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.